

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2010

By U.S. Mail and facsimile to 713-336-0855

Mrs. Jill R. Marlatt
Controller
Gateway Energy Corporation
1415 Louisiana Street
Suite 4100
Houston, TX 77002-7471

> **Re: Gateway Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 0-06404**

Dear Mrs. Marlatt:

We have reviewed your supplemental response letter dated October 19, 2010 and have the following comments.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operations, page F-4

1. We note your response to comments one and two of our letter dated October 8, 2010. It appears that you propose to restate the previously issued financial statements in connection with the accounting error on gain recognition. Please address the following:

 • Please tell us if your certifying officers have considered the effect of these errors on the accuracy of prior disclosures regarding internal controls over financial reporting and disclosure controls and procedures under Items 307 and 308 of Regulation S-K.

- Please tell us when you plan to restate your financial statements. Please advise us if you would file an Item 4.02 Form 8-K in connection with the accounting errors. If not, please explain to us why not.

- Disclose in your amended periodic reports that the prior accounting treatment related to your asset retirement obligation is an accounting error and that the impact on the prior periods' financial statements is immaterial based on the guidance provided by SAB Topics 1M and 1N.

- Please add a footnote to your restated financial statements explaining the correction of the error related to the gain recognition in connection with the sale of your Shipwreck Gathering System. Refer to the disclosure requirements for the correction of an accounting error beginning at FASB ASC 250-10-50-7.

General

2. Please ensure you will make the conforming changes to your revised periodic reports as you proposed in your prior response letter dated September 7, 2010 during the review process.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief